Exhibit 99.3

NOTE:  THIS IS A TRANSLATION INTO ENGLISH OF THE DEED OF
AMENDMENT TO THE ARTICLES OF ASSOCIATION (STATUTEN) OF A
PUBLIC LIMITED LIABILITY COMPANY (NAAMLOZE VENNOOTSCHAP)
INCORPORATED IN THE NETHERLANDS. IN THE EVENT OF A CONFLICT
BETWEEN THE ENGLISH AND DUTCH TEXTS, THE DUTCH TEXT SHALL
PREVAIL.

DEED OF AMENDMENT TO THE ARTICLES OF ASSOCIATION OF
AERCAP HOLDINGS N.V.

On this, the [   ] day of [   ] two thousand and sixteen, appeared before me, Wijnand Hendrik Bossenbroek, civil law notary at Amsterdam:
[   ].
The person appearing declared that the general meeting of shareholders of AerCap Holdings N.V., a public limited liability company (naamloze vennootschap) incorporated in the Netherlands, having its corporate seat in Amsterdam (address: La Touche House, ILFC, Dublin 1, Ireland; Dutch trade register number: 34251954) (the "Company"), held at Haarlemmermeer (Schiphol Airport) on the eleventh day of May two thousand and sixteen has resolved to partially amend the articles of association of the Company.
The articles of association were last amended on the fifteenth day of May two thousand and fourteen before the undersigned civil law notary.
Further to this resolution the person appearing stated that the articles of association of the Company are amended as follows:
I.	Article 10.1 will be:
"10.1	With due observance of the applicable statutory provisions in respect of registered shares, a shareholders' register shall be kept by or on behalf of the Company, which shareholders' register shall be regularly updated and, at the discretion of the Board of Directors, may, in whole or in part, be kept in more than one copy and at more than one address. At least one copy shall be kept at the office of the Company.
Part of the shareholders' register may be kept elsewhere in order to comply with applicable provisions set by a foreign stock exchange.".

II.	Article 16.3 will be:
"16.3	The chairman shall use its best efforts to see to it that the majority of the meetings of the Board of Directors shall be held in Ireland.".
III.	Article 16.4 will be:
"16.4	The contemporaneous linking together by telephone conference or audio-visual communication facilities of the directors, shall be deemed to constitute a meeting of the Board of Directors for the duration of the connection. Any director taking part, shall be deemed present in person at the meeting and shall be entitled to vote or counted in quorum accordingly. ".
IV.	Article 16.5 will be:
"16.5	Resolutions of the Board of Directors may, instead of in a meeting, be passed in writing - including any electronic message and facsimile, or in the form of a message transmitted by any accepted means of communication and received or capable of being produced in writing - provided that all directors are familiar with the resolution to be passed and none of them objects to this decision-making process and provided that the resolution is signed by a majority of the directors in office. ".

Draft Deed of Amendment to the Articles of Association  (English translation)

V.	Article 25.5 will be:
"25.5	Copies of the annual accounts accompanied by the certificate of the expert referred to in the preceding paragraph, the report of the Board of Directors, and the information to be added to each of such documents pursuant to the law, shall be made freely available at the office of the Company for the shareholders and the other persons entitled to attend meetings of shareholders, and - in the event that shares have been listed on the Amsterdam Stock Exchange - at a bank in Amsterdam, to be mentioned in the notice calling the general meeting of shareholders, as from the date of the notice convening the general meeting of shareholders at which meeting they shall be discussed, until the close thereof.".
VI.	Article 27.2 will be:
"27.2	Distributions under article 26 shall be made payable at an address or addresses to be determined by the Board of Directors, and in any case at least at one address in each country where the shares of the Company are listed on a stock exchange.".
VII.
Article 30 will be:
"CHOICE OF LAW AND EXCLUSIVE JURISDICTION
Article 30
The legal relationship among or between (a) the Company, (b) any of its current or former directors, and/or (c) any of its current or former holders of shares in the capital of the Company and derivatives thereof, including but not limited to (i) actions under statute, (ii) actions under the articles of association, including actions for breach thereof, and (iii) actions in tort, shall be governed in each case exclusively by the laws of the Netherlands, unless such legal relationship does not pertain to or arise out of the abovementioned capacities. Any dispute, suit, claim, pre-trial action or other legal proceeding, including summary or injunctive proceedings, by and between those persons pertaining to or arising out of the above-mentioned capacities shall be exclusively submitted to the courts of the Netherlands.".

FINAL PROVISION
Finally, the person appearing declared that [he / she] has been appointed by the abovementioned general meeting of shareholders to lay down and confirm the amendment of the articles of association by notarial deed.
CONCLUSION
The person appearing is known to me, civil law notary.
This Deed was executed in Amsterdam on the date mentioned in its heading.
After I, civil law notary, had conveyed and explained the contents of the Deed in substance to the person appearing, [he / she] declared that [he / she] had taken note of the contents of the Deed, was in agreement with the contents and did not wish them to be read out in full. Following a partial reading, the Deed was signed by the person appearing and by me, civil law notary.

Draft Deed of Amendment to the Articles of Association